

April 30, 2023

Thibaut Mongon
Chief Executive Officer
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

> **Re: Kenvue Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 24, 2023**
> **File No. 333-269115**

Dear Thibaut Mongon:

　　We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Exhibit Index, page II-3

1. 　　Please have counsel revise Exhibit 5.1 to provide their legal opinion with respect to the number of securities being registered.

　　You may contact Jenn Do at (202) 551-3743 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services


cc: 　　Michael E. Mariani, Esq.